SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO___________)*

Tridon Enterprises Incorporated

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

David L. Ficksman, Esq.
Loeb & Loeb LLP
10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
(310) 282-2350

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 10, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 436417109

1	NAME OF REPORTING PERSON Xuedong Hu I.R.S. IDENTIFICATION NOS OF ABOVE PERSON Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 821,200,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 821,200,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.12%

14	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER

     This statement on Schedule 13D relates to 9,124,445 shares of Series B Preferred Stock which is convertible into 821,200,000 shares of the common stock, $0.001 par value per share (the “Common Stock”), of Tridon Enterprises Incorporated, a Colorado corporation (the “Issuer”). The principal executive office of the Issuer is located at Room 1305, 13/F Progress Commercial Building, 7-17 Irving Street, Causeway Bay, Hong Kong.

ITEM 2.	IDENTITY AND BACKGROUND

     (a)  - (c) This statement on Schedule 13D is filed by Xuedong Hu (“Reporting Person”). The Reporting Person’s business address is Room 1305, 13/F Progress Commercial Building, 7-17 Irving Street, Causeway Bay, Hong Kong. The Reporting Person is the Chairman of the Board and CEO of Alpha Spacecom Company Limited which operates a satellite related business in the People’s Republic of China.

     (d)  and (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with the closing under the Share Exchange Agreement dated as of December 10, 2001 (the “Share Exchange Agreement”), by and among the Issuer, Tridon Trust and Alpha Sky Investment Limited, the Reporting Person acquired 9,124,445 shares of Series B Preferred Stock which are convertible into 821,200,000 shares of Common Stock, in exchange for all of the Reporting Person’s equity interest in Accuhigh Investments Limited and Tidy Sum Investments Limited which together own 100% of Alpha Spacecom Company Limited. Upon conversion, the 821,200,000 will be owned indirectly through the Reporting Person’s controlling interest in the following entities; (i) 511,200,000 through Alpha Sky Investment Limited, (ii) 10,000,000 through Project Connect Limited (iii) 20,000,000 through Sino Advantage Limited, (iv) 40,000,000 through Sparkle Success Limited, (v) 50,000,000 through Choice Rich Investments Limited, (vi) 90,000,000 through Glory Asset Investments Limited, and (vii) 100,000,000 through Success Day Investments Limited.

ITEM 4.	PURPOSE OF TRANSACTION.

     The Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Share Exchange Agreement as described in Item 3 hereof. As a result of the Share Exchange the Issuer will carry on the business of Alpha Spacecom Company Limited and the Reporting Person will nominate three persons to the Issuers’ board of directors.

     The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer’s business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

     Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

     (a)  The table below sets forth the aggregate number of shares and percentage of the Company’s outstanding shares beneficially owned by the Reporting Person.

Reporting Person	Number of Shares	Percentage of Total	Citizenship

Xuedong Hu	821,200,000	82.12%	People’s Republic of China

     (b)  The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

     (c)  The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION

1.1	Exchange Agreement dated as of December 10, 2001

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date: December 18, 2001

/s/ Xuedong Hu Xuedong Hu